02018792

AB 3/13/02

RECEIVED MAR 01 2002 352 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/17/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Three Rivers Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
70 East 55th Street
(No. and Street)

New York (City) **NY** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Tabacchi **212-644-8885**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

One Oxford Centre (Address) **Pittsburgh** (City) **PA** (State) **15219** (Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, James Tabacchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Three Rivers Securities LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MARY L. BRADY
Notary Public, State of New York
No. 43-4771923
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires May 31, 2002

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THREE RIVERS SECURITIES, LLC

Statement of Financial Condition

December 31, 2001 with Report of Independent Auditors

Statement of Financial Condition

Three Rivers Securities, LLC

December 31, 2001 with Report of Independent Auditors

Three Rivers Securities, LLC

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

To the Board of Managers and Shareholders of
Three Rivers Securities, LLC

We have audited the accompanying statement of financial condition of Three Rivers Securities, LLC as of December 31, 2001. The statement of financial condition is the responsibility of Three Rivers Securities, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Three Rivers Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the financial statements, the Company's cash levels and net capital deficiency raises doubt about its ability to continue as a going concern. (Management's plans as to these matters are also described in Note 7). The 2001 statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Ernst + Young LLP

February 26, 2002

Three Rivers Securities, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Assets:	
Cash and cash equivalents	$ 341,674
Other receivables	520
Other assets	605,752
Total assets	$ 947,946
Liabilities and shareholders' equity	
Liabilities:	
Other liabilities	$ 504,718
Total liabilities	504,718
Subordinated liabilities	300,000
Shareholders' equity:	
Common stock, par value $10,000 per share—authorized 100 shares, issued and outstanding 1 share	10,000
Preferred stock, par value $10,000 per share—authorized 400 shares, issued and outstanding 150 shares	1,500,000
Accumulated Deficit	(1,366,772)
Total shareholders' equity	143,228
Total liabilities and shareholders' equity	$ 947,946

See accompanying notes to statement of financial condition

Three Rivers Securities, LLC

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Three Rivers Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Deleware and is a majority owned subsidiary of PNC Capital Markets, Inc. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD").

The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements and related hedge transactions. As of February 26, 2002, the Company had not commenced operations.

2. Significant Accounting Policies

Basis of Statement of Financial Condition Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results may differ from such estimates, and such differences may be material to the statement of financial condition.

Cash Equivalents

Cash equivalents are highly liquid investments, such as money market instruments, that are readily convertible to cash and have original maturities of less than 30 days.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by PNC on behalf of the Parent. Federal income tax expense is computed as if the Parent separately. The Parent uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3. Regulatory Requirements

The Company is subject to SEC Rule 15c3-1 and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 12-1/2% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $(169,117), which was $(419,117) under its required net capital of $250,000. Required regulatory notices have been filed.

4. Related Party Transactions

The Parent's preferred stock investment in the Company is $1,500,000 and the $300,000 subordinated loan was issued by the Parent on November 17, 2000. The loan is subordinated in the right of payment to all senior indebtedness and general creditors of the Company. The principal amount of the loan has been approved by the NASD for inclusion in the regulatory net capital of the Company. The loan has been included as regulatory capital for purposes of computing net capital under the Securities Exchange Commission ("SEC") Uniform Net Capital Rule.

As a result of these investments, the Parent was the majority owner of the Company at December 31, 2001, and consolidated the results of the Company within the Parent's financial statements. Therefore, PNC and its subsidiaries and affiliates are considered related parties. Cash and cash equivalents are on deposit with PNC.

Balances and transactions with PNC and its subsidiaries and affiliates consisted of the following:

Assets:	
Cash and cash equivalents	$331;372
Other receivables	520
Liabilities:	
Other liabilities	20,197
Subordinated liabilities	300,000

5. Leases

The Company has entered into agreements with third party vendors who have agreed to provide technology and securities market data related to the Company's anticipated activities. At December 31, 2001, future minimum rentals under these lease agreements aggregated $1,974,000. Minimum rentals for the years 2002 through 2005 are $597,600, $676,400, $600,000, and $100,000, respectively.

6. Preferred Stock

Preferred stock is nonconvertible and voting. Cumulative dividends are payable quarterly commencing December 31, 2000 at a rate of 7.273% upon declaration by the Board of Managers. The preferred stock is redeemable at par value. No dividends were declared or payable at December 31, 2001.

7. Going Concern

The Company's ability to continue as a going concern is dependent on its ability to obtain additional financing. During 2002, the Company plans to pursue additional sources of equity financing to fund the Company's operations.

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Managers and Shareholders
of Three Rivers Securities, LLC

In planning and performing our audit of the financial statements of Three Rivers Securities, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. On December 21, 2001, the Company informed the SEC and NASD of a net capital deficiency of $127,854. However, we noted that the Company had a net capital deficiency of $419,117 at December 31, 2001, and through the date of our opinion as a result of an under accrual of expenses.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2002